

The Employment Optimization Platform
for the 21st Century Enterprise

Forward-Looking Statements

Certain information outlined in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Oplign's Mission:

*To Fully Optimize the Veteran Employment Market
for all Vets and All Companies*



Oplign's Mission so far…

To Fully Optimize the Veteran Employment Market

For Veterans - Completed	For Companies - Completed
✓ Automatically show Vets all the jobs they qualify for	✓ Automatically show which Vets are the most qualified
✓ Automatically show the companies that want to hire them	✓ Automatically rank the best Vets for the job in real time
✓ Automatically show Vets which skills gaps they need to close to get their optimal job in shortest amount of time	✓ Automatically fill the Vet hiring pipeline with qualified Vets to get a company to 10% Vet Employee goals

Companies already optimizing Oplign's Vet Recruiting/Employment Platform

       

Oplign Raise Fire Mission

"One million rounds, USD, on fully operating Veteran Employment Optimization Platform in the open - Fire for effect to build the massively scaling functionality!"

1. Small Business Veteran America - SBVA

SBVA allows small business throughout America and Veterans to immediately and automatically find each other – this is also key for helping Transitioning Veterans find a job back home once done service

2. VetOptimal Connector

Vets are told to "sterilize" their resumes and Linkedin profile and use generic terms. This cuts off their "signal" to and from the various "military tribes" they belong to.   The VetOptimal Connector allows any Vet looking for opportunities to immediately connect with well their positioned tribal members for direction and support

3. VetStudent National Syndicate

A clearing house portal where every VetStudent in America can sign into Oplign and see and apply for every internship and entry level job they are qualified for based on the unique combo of their EDU Major & MilSkills

Oplign's Mission for 2023

The Base	The Build

We've already helped over 100K Vets find optimal employment opportunities automatically in the last 2 years  **We are helping 6K new Vets every month, and will grow this to 15K every month by the end of 2023**

We help dozens of companies, from Fortune 100s to SDVOSBs find, fix and hire highly qualified Vets automatically  **We want to help all companies, especially Small Businesses across America get every Vet to full employment in 2023**

We created Guidelign to help Vets see the gaps between their present skills sets and what they need to get the job they want  **We'll launch the VetStudent Syndicate so every Vet that went back to school can automatically see every internship or entry level job aligned to their Major & MilSkills**

The Oplign Market: The Size

Focus of this Raise

2023

2024

2025

Veterans
- 8M Vets in the labor market
- 220K/yr. transitioning from active duty to market
- 650K in college at any given time (VetStudents)
- 2500+ companies that want to hire them
- 87% of the Fortune 500 actively say they want Vets

Students
- 19M students enrolled in US colleges in 2022
- 3M Grad Students, 4.5M in 2 yr. programs
- 2500+ companies that want to hire them

Everyone
- 160M employed in the United States
- 50/50 between large company and small business
- All trying to optimize their outcomes

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At Amazon, thousands of veterans and military spouses are driving innovation and raising the bar on the customer experience. Each day, they apply their knowledge, skills, and leadership abilities in a wide variety of careers around the world on behalf of our customers. Click on the options below to translate your military skills to open roles at Amazon.
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Los Alamos
NATIONAL LABORATORY
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PLUTONIUM MISSIONS
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Veterans and members of the U.S. armed forces have contributed their tremendous talents to serve our country. We honor that commitment and are dedicated to assisting you in continuing serving your country through a meaningful career with us. Focused on a mission of international security, Los Alamos National Laboratory can be a natural fit and next step for veterans and transitioning personnel from all branches of the military.
Explore Veteran job opportunities
Here's the quickest way to know exactly what career opportunities match your skills and where you are qualified to work at Los Alamos National Laboratory. Click the appropriate button and fill in the requested information about your experience. The more detail you provide, the better job alignment you'll see.
VETERANS
MILITARY SPOUSES

The Market Product Fit - Veterans

- *Our tech is already adopted and front facing on the career sites of some of the largest and smartest Vet hiring companies in the market*
- *98% of Veterans and MilSpouse that start the alignment interaction with our tech finish the process and get full alignment to open jobs*
- *Proving our tech works on the hardest employment alignment problem (Transitioning Vets) at all kinds of companies (Tech, Bank, USG contractor) allows us to rapidly expand customer base and add other high value modules for enterprise optimization*



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Veterans Skills Match
Military Spouses Skills Match

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The Market Product Fits Automatically Everywhere – Why We Win

Top 10 Vet Hiring Issues All Companies Have

1. No qualified Vets comes to our careers site
2. No Vets complete/apply into the ATS
3. Our Veteran TA/scouts keep turning over
4. Our ATS/CRM/Systems isn't Vet friendly
5. We have very specialized Vet requirements
6. We are looking for lots of everything
7. We can't attract the Vet candidates
8. Don't know Vet candidates are qualified
9. We need a better Vet candidate experience
10. We don't have good decision-making data

Oplign/Vetlign's Immediate Cure

- Brings company qualified talent from everywhere
- Reveals every candidate's value before submission
- Makes every recruiter an expert with a click or two
- Make all systems better WITHOUT integration
- Knows what EVERY candidate can do for you
- Works best at Scale and for Specialized needs
- Brings you ONLY the right type of candidates
- Only allows qualified candidates through the filter
- Has a 98%+ candidate interaction conversion rate
- Is a 24/7/365 decision data generating report engine



We aren't engaging and closing enough qualified candidates at speed, scale or scope



Oplign allows a company to immediately see, engage, and close the most valuable candidates 3X-5X faster, smarter, better than any other tool

The Market is Ripe for Oplign's Massively Disruptive Technology

Oplign sees and collects the Labor Demands Market the same way the NSA sees all global signal traffic

From: UnNetworked Tower of Babel

Global Demand Tower of Babel























amazon verizon BATTELLE
NG BELL Nationwide WELLS FARGO
USAA Los Alamos NATIONAL LABORATORY BERING STRAITS Native Corporation
VIRGINIA SHIP REPAIR ASSOCIATION GDIT L3HARRIS
intel ORACLE Capital One
BAE Microsoft J&J Cigna

Oplign

Every labor demand requirement of every open global job posting captured, structured, measured, regressed & valued in real time



Vetlign
Jobs on Target

To: Fully Networked Skills Alignment Data

Labor Optimal Universal Answers

Oplign Market Disruption: How and Why
(The World First Full Demand Intelligence Platform)
(...and Demand Intel is Upstream of Talent Intel)

The How

A proprietary series of algos/data processes all inside
A PROPRIETARY BLACK BOX THAT SELF CONFIGURES

1. Oplign sees the Labor Demands Market the same way the NSA sees all global signal traffic – <u>all related data all the time</u>

2. Oplign sees the value of any Vet Labor Asset the way Coach Belichick sees the best pick on the draft board – <u>top value priority</u>

3. Oplign sees the Buy-Sell spread of any Labor Asset the way Milton Freedman sees the Demand Curve – <u>top value asset for any company, for any job, any time</u>

The Why

Closing Demand Faster with Better Supply (i.e. Vets)
IS HOW REVENUE & MARGINS ARE GENERATED



Oplign is the market clearing valuation of Every Candidate as F(x) of Enterprise Open Job

Oplign is the Market: <u>THE UNIVERSAL</u> Demand-Supply Labor Exchange Market

**Fully Built Standard for a Unified
Global Exchange Market: Scale, Speed,
& Scope in Real Time, Everywhere**



*Oplign is like the world's
most advanced Price
Demand Intel Platform*



*Oplign is like the world's
most advanced Material
Supply Demand Platform*



*Oplign is like the world's
most advanced "I need a
Ride" Demand Platform*



The Management Team

CEO
Mike Grow
20 yrs. Markets Algo Development
IT Consultant/A&D Executive
US Navy SEAL
Williams College
UT Austin – MBA

CTO
John Mass
25 yrs. Software Executive
Full Stack Engineer
GM ERP Company
Marquette Univ
MIT – MS

COO
Jeff Gibson
Fortune 100 Strategy
A&D Executive
US Navy SEAL
U of Missouri
Wash U in StL – MBA

CSO
Alex Calfee
Log & A&D Consultant
Log Industry Exec.
USMC Recon
Ohio State
Ohio State – MBA

SVP
Brian Halstead
Fortune 100 Ops
A&D Executive
US Army SF WO
US Army Ranger
HUMINT Expert

Why We Win:
A SpecOps Mentality with an MIT Capability

We Dared & Won: We got here because we don't quit, we steal marches, have a lean tip to tail ratio, travel light freeze by night, etc.

We Understand Targeting = $$$: Our algos evolved from the "high value targeting" concepts of SpecOps: global coverage, cruise missile precise, 24/7/365 SCALE at SPEED

Force Multiplier for Any User: Proven solution generations ahead of anything else, "social proofed" by some of the most respected companies in the world

Continuous Mission Focus: Automate the data and awareness exchange everywhere so it is always revealing the "1" and "0" decision metrics – i.e. the true economic costs and value of any exchange

2023 Timeline for Product Development and Release

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec



VetStudent Syndicate Beta

VetOptimal Connector ($200K) — 1.0

Small Business Veteran America ($250K) — 1.0

VetStudent Syndicate ($100K) — 1.0

Vetlign Interface Upgrades($50K)

Vetlign Marketing Push ($200K)

Qualified Customer Pipelign for 2023

1Q2023	2Q2023	3Q2023	4Q2023





AMGEN · J.P.Morgan · Microsoft · Baxter · 5/3 · intel · Huntington · CBRE

HCA Healthcare · amentum · J&J · NetApp · CACI EVER VIGILANT · CAE · GEICO · HERSHEY THE HERSHEY COMPANY · COMCAST · Gulfstream · L3HARRIS

Veteran Employment Optimization Market Products for 2023

SBVA – Small Business Veteran America
- Almost all small business want to hire a Vet
- 72%+ Vets would go home if there was a job
- SBVA will connect all small business and all Vets that want to find that job back home in real time

VetStudent Syndicate
- Get every VetStudent the ideal internship or first job coming out of college
- Give platform to every college with >100 Vets matriculated by the end of 2023

VetOptimal Connector
- Linkedin is a wasteland for Transitioning Vets
- Vets "sterilize" all their military value so no one in their tribe can find time
- Veteran Connector will allow every Military Tribe to find all their members and help them get the optimal job fore every Vet



The Markets to Revolutionize after Veteran Optimization

Market Size	Oplign's Market Magic
Recruiting Tech Market ($6B/yr. tech spend, $200B/yr. costs)	Oplign cuts recruiting costs in half while complimenting any/all installed platforms
HR Marketing Tech ($1B/yr. in tech and adverts)	Oplign Total Talent Intel makes this all OBE
HR Analytics Markets ($2B/yr. and becoming Talent Intel)	Oplign Total Talent Intel makes this all OBE
Employee Training Market ($25B/yr. in 2021 in NA)	Oplign tells an Enterprise who is most valuable to train in what, right now
Business Intelligence Analytics ($7B/yr. in 2021 in NA)	Oplign creates fully metric decision data where none has existed before

Oplign's 3 Yr. Product-Market-Fit Roadmap



1B
100 M
10M
Network Value
$$$ Demand
All Demand
Grads Demand
Vets Demand
Oplign Data SDK
Oplign R-Square
Oplign One
Stratlign
Uplign
Courselign Alpha
Internship America
Gradlign Alpha
VetOptimal Navigator
Small Business Vet American
VetStudent Syndicate
2023
2024
2025
Timelign



The Employment Optimization Platform
for the 21st Century Enterprise